(Excerpt Translation)


                                                                  March 20, 2007
                                                        Toyota Motor Corporation
                                               (Toyota Jidosha Kabushiki Kaisha)
                                    1, Toyota-cho, Toyota City, Aichi Prefecture

                        Report on Number of Listed Shares
                        ---------------------------------

We hereby report changes in the number of listed securities, as a result of the exercise of stock acquisition rights, etc. in February 2007 (the "Current Month").


1.   Summary

     Number of listed shares as of the end of the
     preceding month                                        3,609,997,492 shares

     Total number of shares changed during the
     Current Month                                                      0 shares

     (out of which, as a result of exercise of stock
      acquisition rights)                                             (0 shares)

     (out of which, as a result of other reasons)                     (0 shares)

     Number of listed shares as of the end of the
     Current Month                                          3,609,997,492 shares

2.   Stock acquisition rights (1st series) exercised

     [Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

     (1)  Number of shares

          Total number of shares  delivered during the
          Current Month                                            14,000 shares

          (out of which, number of newly issued shares)               (0 shares)

          (out of which, number of shares transferred from
           treasury shares)                                      (14,000 shares)

     (2)  Exercise price

          Aggregate  exercise price during the Current
          Month                                                  JPY  41,412,000

          (out of which,  aggregate  amount of newly
           issued  shares)                                               (JPY 0)

          (out of which, aggregate amount of shares
           transferred from treasury shares)                    (JPY 41,412,000)

3.   Stock acquisition rights (2nd series) exercised

     [Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

     (1)  Number of shares

          Total number of shares  delivered  during the
          Current Month                                            54,100 shares

          (out of which, number of newly issued shares)               (0 shares)

          (out of which, number of shares transferred from
           treasury shares)                                      (54,100 shares)

     (2)  Exercise price

          Aggregate  exercise price during the
          Current Month                                          JPY 168,575,600

          (out of which, aggregate amount of newly
           issued shares)                                                (JPY 0)

          (out of which, aggregate amount of shares
           transferred from treasury shares)                   (JPY 168,575,600)

4.   Stock acquisition rights (3rd series) exercised

     [Details of shares delivered (issued or transferred) upon exercise of stock acquisition rights]

     (1)  Number of shares

          Total number of shares  delivered  during the
          Current Month                                            75,300 shares

          (out of which, number of newly issued shares)               (0 shares)

          (out of which, number of shares transferred from
           treasury shares)                                      (75,300 shares)

     (2)  Exercise price

          Aggregate exercise price during the Current
          Month                                                  JPY 341,937,300

          (out of which, aggregate amount of newly
           issued shares)                                                (JPY 0)

          (out of which, aggregate amount of shares
           transferred from treasury shares)                   (JPY 341,937,300)